Filed by Integrys Energy Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

On November 7, 2014, Integrys Energy Group, Inc. ("Integrys") distributed a company update presentation containing information on Integrys's transaction with Wisconsin Energy Corporation as follows:

Company Update November 2014 November 2014 COMPANY PRESENTATION Connect With Us: @TEGinvestors on

Company Update November 2014 2 Index 3. Condensed Commentary on Forward-Looking Statements 4. Wisconsin Energy/Integrys Energy Group Transaction Overview 5. Wisconsin Energy/Integrys Energy Group Merger State Regulatory Approvals 6. Wisconsin Energy/Integrys Energy Group Merger Other Approvals 7. Integrys Energy Group A Leading Midwest Energy Company 8. Regulated Investment Growth Opportunities 9. Projected Average Rate Base 2013 2016 10. Supporting Data for Projected Average Rate Base 2013 2016 11. Electric Transmission Investment Overview American Transmission Company (ATC) 12. DUKE American Transmission Co. 13. 74 Consecutive Years of Dividends 14. Key Investment Highlights 15. Appendix 16. Regulated Operations Map 17. Regulated Utilities Regulatory Rate Base and Return on Equity 18. Regulated Utilities Statistics 19. Minnesota Energy Resources 2013 General Rate Case As Filed 20. Minnesota Energy Resources 2013 General Rate Case Final Order 21. Peoples Gas and North Shore Gas 2014 General Rate Cases As Filed 22. Peoples Gas and North Shore Gas 2014 General Rate Cases Summary of Positions 23. Wisconsin Public Service Wisconsin Retail Jurisdiction 2014 General Rate Case As Filed 24. Wisconsin Public Service Wisconsin Retail Jurisdiction 2014 General Rate Case Summary of Positions 25. Wisconsin Public Service Michigan Retail Jurisdiction 2014 General Rate Case As Filed 26. Innovative Ratemaking 27. State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group 28. Solar Assets Map 29. Trillium CNG 30. Financing Summary 31. Integrys Long-Term Debt Maturities 32. Integrys Credit Ratings 33. Disclosure of Full Forward-Looking Statements 34. Additional Information and Where to Find It 35. Non-GAAP Financial Information

Company Update November 2014 3 In this presentation, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct. Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of our subsequently filed Quarterly Reports on Form 10-Q. Other risks and uncertainties are set forth in greater detail in the aforementioned filing with the United States Securities and Exchange Commission and in Slide 33 in the Appendix. You are encouraged to read and understand the disclaimers set forth in these filings. All forward-looking statements included in this presentation are based upon information presently available, and we, except to the extent required by the federal securities laws, undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Condensed Commentary on Forward-Looking Statements

Company Update November 2014 4 Definitive agreement announced June 23, 2014. Wisconsin Energy (WEC) to purchase Integrys Energy Group (TEG) for $71.47 (based on June 20, 2014 closing prices). 74% equity, 26% cash: Fixed exchange ratio of 1.128 WEC shares per TEG share. $18.58 cash consideration for each TEG share. Approvals required: Wisconsin, Illinois, Michigan and Minnesota. FERC, Hart-Scott-Rodino, Federal Communications Commission. WEC and TEG shareholders. Expect to close in summer 2015. Wisconsin Energy/Integrys Energy Group Transaction Overview

Company Update November 2014 5 Wisconsin Energy/Integrys Energy Group Merger State Regulatory Approvals Illinois Wisconsin Michgian Minnesota * Application Filed 8/6/2014 8/6/2014 8/6/2014 8/6/2014 Staff/Intervenor Testimony 11/20/2014 1/14/2015 2/2/2015 Applicants' Rebuttal 12/18/2014 1/26/2015 2/12/2015 Staff/Intervenor Rebuttal 1/15/2015 1/26/2015 2/12/2015 Surrebuttal 1/29/2015 2/6/2015 Not Applicable Cross Examination 2/18/2015 2/10/2015 2/23/2015 to 2/26/2015 Brief 3/18/2015 2/18/2015 3/19/2015 Reply Brief 4/3/2015 2/25/2015 4/2/2015 ALJ Proposed Order 5/1/2015 Not Applicable 5/7/2015 Scheduled Deadline for Order 7/6/2015 None 6/15/2015 None * Minnesota approval may not be required, but a notice and information fi l ing has been made. Ful l evidentiary hearing would require more time, if needed.

Company Update November 2014 6 Wisconsin Energy/Integrys Energy Group Merger Other Approvals (a) Statutory deadlines are from the date of filing. If a re-filing is required for incompleteness or other reason, the deadline would be reset. Illinois can extend three months for certain specific reasons. Date Filed Statutory Deadline for Regulatory Action (a) Expected Action Timing Standard Hart Scott Rodino TEG: August 12, 2014 WEC: September 24, 2014 Federal Power Act August 13, 2014 180 days, plus potential 180-day extension "Consistent with the public interest" Federal Communications Commission ("FCC") To Be Determined Securities and Exchange Commission ("SEC") clearance of Form S-4 August 13, 2014 Wisconsin Energy Shareholder Approval Fourth quarter 2014 Integrys Energy Group Shareholder Approval Fourth quarter 2014 Approval Received October 24, 2014 Approval Received October 24, 2014 Approval Received October 6, 2014

Company Update November 2014 7 Integrys Energy Group, Inc. A Leading Midwest Energy Company People creating a premier and growing energy company Regulated Electric Regulated Natural Gas Electric Transmission Investment Holding Company and Other * *Integrys Energy Group owned approximately 34% of American Transmission Company, LLC at December 31, 2013.

Company Update November 2014 8 Regulated Investment Growth Opportunities 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 Regulated Electric Columbia environmental upgrade ($225 million) Fox Energy Center acquistion ($440 million) * Weston 3 environmental upgrade (ReACT $345 million) System Modernization and Reliability Project (SMRP $220 million) Potential opportunities to add generation capacity Potential expansion of SMRP Regulated Natural Gas Chicago pipeline infrastructure (AMRP $2.2 billion to $2.6 billion) Electric Transmission American Transmission Company ($3.0 billion to $3.6 billion) ** * 2013 equity earnings deferred for GAAP purposes ** Integrys would be responsible for up to 34% of this amount Selected Major Project by Segment As Presented on May 2, 2014 Not Updated

Company Update November 2014 9 Projected Average Rate Base 2013 2016 * Excludes Upper Peninsula Power Company $- $1.0 $2.0 $3.0 $4.0 $5.0 $6.0 2013 2014 2015 * 2016 * Fox Energy Center Electric not yet approved/not in rates Electric approved not yet in rates Electric in rates Natural Gas not yet approved/not in rates Natural Gas approved not yet in rates Natural Gas in rates 35% Growth Billions As Presented on May 2, 2014 Not Updated

Company Update November 2014 10 Supporting Data for Projected Average Rate Base 2013 2016 (Dollars in Billions) 2013 2014 2015 * 2016 * Natural Gas in rates 2.5 $ 2.6 $ 2.6 $ 2.6 $ Natural Gas approved not yet in rates 0.2 0.4 0.6 Natural Gas not yet approved/not in rates 0.1 Electric in rates 1.8 2.4 2.2 2.2 Electric approved not yet in rates 0.1 0.3 Electric not yet approved/not in rates 0.1 Fox Energy Center 0.3 Total 4.6 $ 5.2 $ 5.3 $ 5.9 $ * Excludes Upper Peninsula Power Company As Presented on May 2, 2014 Not Updated

Company Update November 2014 11 Electric Transmission Investment Overview American Transmission Company (ATC) Authorized return on equity: 12.2% on 50% equity layer Rate design includes: Annual true-up mechanism Current return on construction work in progress Integrys Energy Group is a 34% equity owner Investment at September 30, 2014 $527.3 million gross www.atcllc.com Meets electric needs of more than five million people in 72 counties in four states: Wisconsin, Michigan, Minnesota and Illinois $3.6 billion in total assets $3.3 to $3.9 billion over the next 10 years per plan announced October 2013 (excludes DUKE American Transmission Co.™ projects) Integrys Energy Group, 34% Other Investorowned Utilities, 54% Municipalities/ Cooperatives, 12% Ownership http://www.atc10yearplan.com/wp-content/uploads/2014/10/TYA2014-FINAL.pdf

Company Update November 2014 12 DUKE Projects outside current service area, such as DATC projects above (up to http://www.datcllc.com

Company Update November 2014 13 Chart has been adjusted for stock splits on June 22, 1964 and July 15, 1987. 74 Consecutive Years of Dividends $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 1941 1943 1945 1947 1949 1951 1953 1955 1957 1959 1961 1963 1965 1967 1969 1971 1973 1975 1977 1979 1981 1983 1985 1987 1989 1991 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013

Company Update November 2014 14 Execution of our business plan for the regulated utilities remains on track as we continue to make prudent infrastructure investments for approved projects Our 34% ownership in American Transmission Company continues to contribute to earnings 2014 guidance range for diluted EPS adjusted on a consolidated basis of $3.00 to $3.10 Given our solid long-term business plan, our current dividend is sustainable Key Investment Highlights

Appendix 15

Company Update November 2014 16 Regulated Operations Map

Company Update – November 2014

Regulated Utilities – Regulatory Rate Base and Return on Equity

integrys

	PGL	NSG	MERC	MGU	WPS	
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric
Retail last authorized, IL/MN						
Rate base/investment ($ millions)	1,425	201	190			
Allowed ROE	9.28%	9.28%	9.70%			
Authorized regulatory equity %	50.43%	50.32%	50.48%			
Date of decision	12/18/2013	12/18/2013	7/13/2012			
Retail last authorized, MI						
Rate base/investment ($ millions)				210 [1]	2	14
Allowed ROE				10.25%	14.25%	10.60%
Authorized regulatory equity %				48.62% [1]	42.40%	56.39%
Date of decision				11/14/2013	6/7/1983	12/4/2007
Retail last authorized, WI						
Rate base/investment ($ millions)					383 [2]	1,918 [2]
Allowed ROE					10.20%	10.20%
Authorized regulatory equity %					50.14%	50.14%
Date of decision					12/18/2013	12/18/2013
Wholesale last authorized						
Rate base/investment ($ millions)						299 [3]
Allowed ROE						
Authorized regulatory equity %						
Date of decision						

Notes:

(1) The MGU rate case was settled with no stated rate base value. $210 million corresponds to MGU's filed amount with deferred taxes included in the capital structure. Rate base would be $177 million, and the common equity ratio would be 50.12%, with deferred taxes in rate base.

(2) Wisconsin includes working capital.

(3) Service provided under FERC Tariff and Market-Based Rate Contracts, each of which is formula based.

17

Regulated Utilities – Statistics

integrys

	PGL	NSG	MERC	MGU	WPS	
	PEOPLES GAS NATURAL GAS DELIVERY	NORTH SHORE GAS NATURAL GAS DELIVERY	MINNESOTA ENERGY RESOURCES	MICHIGAN GAS UTILITIES	WPS	
As of 12-31-2013						
Electric Customers					445,000	
Natural Gas Customers	831,000	159,000	216,000	169,000	323,000	
Generation capacity (megawatts)					2,698.3	
Natural gas storage (billion cubic feet)	40.0			3.9		
Employees	1,296	166	217	159	1,242	
For the period ending 12-31-2013						
Annual electric volumes (million megawatt-hours)					15.6	
Annual natural gas throughput (billion cubic feet)	182.9	37.5	82.9	32.0	82.3	
Retail as of 12-31-2013 (Estimated)	**Natural Gas**	**Natural Gas**	**Natural Gas**	**Natural Gas**	**Natural Gas**	**Electric**
Rate base/investment ($ millions) – Illinois	1,549	205				
Rate base/investment ($ millions) – Wisconsin					381 *	1,814 *
Rate base/investment ($ millions) – Michigan				149	1	40
Rate base/investment ($ millions) – Minnesota			193			
Wholesale as of 12-31-2013 (Estimated)						
Rate base/investment ($ millions)						262

* Rate base includes working capital as the Wisconsin Commission handles it differently.

Company Update – November 2014

18

Company Update November 2014 19 Filed on September 30, 2013 (Docket No. 13-617) Requested: $14.2 million, 5.52% increase in retail natural gas rates Rate base $198.3 million retail natural gas Return on Equity 10.75% with equity component of 50.31% Key reasons for rate increase request: Inflation $2.0 million Return on equity $0.9 million Labor costs $0.9 million Conservation Improvement Program amortization $0.8 million Integrys Business Support customer relations system upgrade $0.7 million Property taxes $0.7 million Rate case expense $0.4 million Employee benefits $(0.5 million) Executive/non-executive incentives $(0.7 million) Depreciation $(1.1 million) Key Dates: Interim rates effective: January 1, 2014 Final order received: October 28, 2014 Website: https://www.edockets.state.mn.us/EFiling/edockets/searchDocuments.do?method=eDocketsResult&userType=public Minnesota Energy Resources 2013 General Rate Case As Filed

Company Update November 2014 20 Minnesota Energy Resources 2013 General Rate Case Final Order Natural Gas Retail Rate Increase (a) 12.2 $ M 7.6 $ M Rate Base/Investment (b) 199.2 $ M 189.7 $ M Return on Equity 10.75% 9.35% Equity Component 50.31% 50.31% Revenue Requirement Impacts of Major Adjustments: Return on Equity (2.2) $ M Benefits Expense (0.9) $ Removal of Pension Assets from Rate Base (0.9) $ (a) Reduced to reflect revised sales data ($1.1 M), reduced benefits expense ($0.7 M), other ($0.2 M). (b) Increased to refelect updated working capital data. MERC Revised Final Order

Company Update November 2014 21 Peoples Gas and North Shore Gas 2014 General Rate Cases As Filed $ in Millions Peoples Gas North Shore Gas Total Revenue Increase Requested 128.9 $ 7.1 $ Rate Base/Investment 1,869.6 $ 210.8 $ Equity Component 50.31% 50.41% Return on Equity Requested 10.25% 10.25% Key Drivers Upgrading delivery systems 60.4 $ 2.1 $ Production/distribution/storage/transmission maintenance 28.6 3.8 Increased cost of capital 21.5 1.1 Other administrative and general and taxes other than income tax 14.0 (0.2) Loss of revenue under existing rates 10.2 1.2 Customer accounts and customer service (5.8) (0.9) Total 128.9 $ 7.1 $ Key Dates New rates expected January 2015 Website for Current Rate Case http://www.icc.illinois.gov/docket/casedetails.aspx?no=12-0512 Peoples Gas http://www.icc.illinois.gov/docket/casedetails.aspx?no=12-0511 North Shore Gas Filed on February 26, 2014 for new rates to be effective in January/February 2015 Key Dates: Reply Briefs November 5, 2014 Proposed Order by ALJ December 5, 2014 Decision Deadline January 20, 2015

Peoples Gas and North Shore Gas – 2014 General Rate Cases – Summary of Positions

integrys

Summary of Company, Commission Staff, Attorney General (AG), and Intervener Positions

$ in Millions	Company Surrebuttal September 12, 2014 Peoples Gas	Company Surrebuttal September 12, 2014 North Shore Gas	ICC Staff Rebuttal Peoples Gas	ICC Staff Rebuttal North Shore Gas	AG Rebuttal Peoples Gas	AG Rebuttal North Shore Gas	CCI Rebuttal Peoples Gas	CCI Rebuttal North Shore Gas
Total Revenue Increase	$ 100.5	$ 6.5	$ 58.2	$ 3.5	$ 45.5	$ (1.0)	N/A	N/A
Rate Base/Investment	$ 1,759.3	$ 219.8	$ 1,557.4	$ 218.6	$ 1,675.5	$ 219.8	N/A	N/A
Equity Component	50.33%	50.48%	50.33%	50.48%	50.31%	50.41%	50.33%	50.48%
Return on Equity	10.25%	10.25%	9.00%	9.00%	9.06%	9.06%	9.15%	9.15%
Revenue Requirement Impacts of Major Adjustments								
Return on Equity Adjustment	$ -	$ -	$ (20.4)	$ (2.4)	$ (21.7)	$ (2.1)	N/A	N/A
Rate Base Adjustment	$ (13.7)	$ 1.0	$ (22.9)	$ (0.1)	$ (9.3)	$ -	N/A	N/A
Executive Incentive Compensation	$ (6.2)	$ (1.0)	$ -	$ -	$ -	$ -	N/A	N/A
IBS Charges	$ -	$ -	$ -	$ -	$ (20.3)	$ (4.3)	N/A	N/A
Other Labor Charges	$ -	$ -	$ -	$ -	$ (4.2)	$ (1.1)	N/A	N/A
O&M Pension and Benefits	$ (2.2)	$ (0.4)	$ -	$ -	$ -	$ -	N/A	N/A
Depreciation Expense on 2014 Plant Additions	$ (3.3)	$ -	$ (4.7)	$ -	$ (2.4)	$ -	N/A	N/A

CCI = Citizens Utility Board, City of Chicago, Industrials (Interveners as a group)

Company Update – November 2014

22

Company Update November 2014 23 Wisconsin Public Service Wisconsin Retail Jurisdiction 2014 General Rate Case As Filed n/a = not applicable Filed on April 1, 2014 for new rates effective January 2015 (Docket No. 6690-UR-123) Website: http://psc.wi.gov/apps40/dockets/content/detail.aspx?dockt_id=6690-UR-123 Requested for Wisconsin jurisdiction: $76.8 million (8.0%) increase in retail electric rates $1.6 million (0.5%) decrease in retail natural gas rates Rate base $1,900 million Wisconsin electric retail and $360 million Wisconsin natural gas retail Return on Equity 10.6% with equity component of 50.51% Increase residential monthly fixed charges: Natural gas from $10.25 to $18.00 Electric from $10.40 to $25.00 Reasons for rate increase request: Electric Natural Gas Increased fuel costs (including impact of fuel refunds) 22 $ n/a Pay-at-risk plan 13 $ 3 $ Increased transmisson costs 12 $ n/a Reduced decoupling refund 9 $ (16) $ Inflation at 3% 7 $ 2 $ Increase in ROE from 10.2% to 10.6% 7 $ 1 $ Increase in equity component 5 $ 1 $ Increased depreciation expenses 4 $ 1 $ Recovery of 2013 Fox Energy Center deferrals (over 4 years) 3 $ n/a Increase in taxes other than income taxes 3 $ 1 $ Increase in interest expense 3 $ n/a Decrease/increase in non-fuel O&M (3) $ 5 $ (Increase)/decrease in margin revenues (5) $ 2 $ Expiration of 2013 rate case deferrals (6) $ (2) $ Increase in manufactured gas clean up n/a 1 $ (Millions) Key Dates: Discussion of Record November 6, 2014 Expected Decision December 2014

Company Update November 2014 24 Wisconsin Public Service Wisconsin Retail Jurisdiction 2014 General Rate Case Summary of Positions Summary of WPS and PSCW Staff Testimony Electric Retail Rate Increase/(Decrease) 76.28 $ M 28.75 $ M Rate Base/Investment 1,900.00 $ M 1,865.00 $ M Return on Equity 10.60% 10.20% Equity Component 50.51% 50.27% Revenue Requirement Impacts of Major Adjustments: Incentive Compensation (11.90) $ M Pension and Benefits Expense (10.20) $ M Reduced Rate Base (3.40) $ M ICE Project Costs (7.80) $ M Reduction in Return on Equity (5.80) $ M Natural Gas Retail Rate Increase/(Decrease) (1.60) $ M (13.58) $ M Rate Base/Investment 360.00 $ M 355.00 $ M Return on Equity 10.60% 10.20% Equity Component 50.51% 50.27% Revenue Requiremen Impacts of Major Adjustments: Incentive Compensation (3.80) $ M Pension and Benefits Expense (3.50) $ M Reduced Rate Base (2.00) $ M Reduction in Return on Equity (1.30) $ M WPS Original PSCW Staff WPS Original PSCW Staff

Company Update November 2014 25 Wisconsin Public Service Michigan Retail Electric Jurisdiction 2014 General Rate Case As Filed Filed on October 17, 2014 with a 2015 Test Year. Interim rates effective April 15, 2015. (All $ in Millions) Electric Rate Increase Request $5.7 M 28.06% Rate Base $61.2 M Return on Equity (%) 10.60% Common Equity Layer (%) 50.48% (With deferred taxes in rate base.) Key Items Supporting Rate Increase Request: Rate Design Issues: $9.00 $12.00 Other: Website: http://www.wisconsinpublicservice.com/company/rate_caseMI2015.aspx   General inflation 99 megawatt Crane Creek wind project placed in service in 2009 Fox Energy Center purchased in 2013 Environmental upgrades at the Columbia and Weston power plantsRate Design Issues: Current Monthly Fixed Charge$9.00 Proposed Monthly Fixed Charge$12.00Other: First base rate change request since 2007; third time since 1987 Full rate increase request to be phased in over three years ($2.4M in 2015, $2.4M in 2016, $0.9M in 2017)Website:

Company Update – November 2014

Innovative Ratemaking

integrys

Risk Reducing Measure In Place	PGL	NSG	MERC	MGU	WPS	
	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Electric	Natural Gas
Legislative Rider for Accelerated Main Replacement Program investment	IL Senate Bill 2266 approved and is now IL Public Act 98-0057; effective 2014 through 2023 with annual review					
Bad Debt Rider	2009 State Mandate – recovery back to 2008			Terminated after December 31, 2013.		
Decoupling	Permanent effective in 2012 – annual recovery		Full decoupling, annual recovery, with 10% surcharge/credit cap effective January 1, 2013	Weather-normalized decoupling effective January 1, 2015	5-year pilot terminated after December 31, 2013.	5-year pilot terminated after December 31, 2013.
Fuel Cost Recovery	1-for-1 PGA recovery of prudent fuel costs				Fuel window – recovery/refund subject to ±2%	1-for-1 PGA recovery of prudent fuel costs
Manufactured Gas Plant Site Clean-up Costs	Yes – immediate recovery		No MGP sites	Yes – deferred recovery	N/A	Yes – deferred recovery
Formula-Based Rates on Wholesale Electric					Yes	

MGP = Manufactured gas plant; PGA = Purchased gas adjustment; PSCR = Power supply cost recovery

26

State Regulatory Commissions in Jurisdictions Served by Integrys Energy Group

integrys

	Commissioner	Party Affiliation	Appointed By	Initial Date Appointed	Confirmed	Term Expires
Illinois – 5-year terms, party split required, appointment by governor, confirmation by State Senate http://www.icc.illinois.gov/cc/						
	Doug Scott, Chair	Democrat	Governor Quinn	02-28-2011	No	TBD
	Miguel del Valle	Democrat	Governor Quinn	02-13-2013	Yes	01-15-2018
	Sherina Maye	Independent	Governor Quinn	03-19-2013	Yes	01-15-2018
	Ann McCabe	Republican	Governor Quinn	03-16-2012	Yes	01-15-2017
	John Colgan	Democrat	Governor Quinn	10-26-2009	Yes	01-02-2015
Michigan – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://www.michigan.gov/mpsc/0,1607,7-159-16400-40504--,00.html						
	John Quackenbush, Chair	Republican	Governor Snyder	09-15-2011	Yes	07-02-2017
	Sally Talberg	Independent	Governor Snyder	06-26-2013	Yes	07-02-2019
	Greg White	Independent	Governor Granholm	12-04-2009	Yes	07-02-2015
Minnesota – Staggered 6-year terms, party split required, appointment by governor, confirmation by State Senate http://www.puc.state.mn.us/PUC/aboutus/commissioners/index.html						
	Beverly Jones Heydinger, Chair	Democrat	Governor Dayton	07-02-2012	Yes	01-02-2017
	Dr. David Boyd	Republican	Governor Pawlenty	07-10-2007	Yes	01-05-2015
	Nancy Lange	Democrat	Governor Dayton	02-11-2013	Yes	01-07-2019
	Dan Lipschultz	Democrat	Governor Dayton	01-07-2014	Yes	01-06-2020
	Betsy Wergin	Republican	Governor Pawlenty	08-01-2008	Yes	01-04-2016
Wisconsin – Staggered 6-year terms, appointment by governor, confirmation by State Senate http://psc.wi.gov/aboutUs/organization/commissioners.htm						
	Phil Montgomery, Chair	Republican	Governor Walker	04-04-2011	Yes	03-01-2017
	Eric Callisto	Democrat	Governor Doyle	05-27-2008	Yes	03-01-2015
	Ellen Nowak	Republican	Governor Walker	07-05-2011	Yes	03-01-2019

Company Update – November 2014

27

Company Update November 2014 28 Solar Assets Map

Company Update November 2014 29 Trillium CNG Acquired two companies, Pinnacle and Trillium, with established expertise (20 years) Business to Business Compressed Natural Gas solutions source Compressed natural gas fuel products and services to large fleet operators Provide refueling infrastructure and operations to public and private access stations

Company Update November 2014 30 Provide adequate capital levels at a reasonable cost and maintain current credit ratings; see Slide 32 for credit rating details Transactions expected in 2014 Long-term debt Integrys Energy Group 7.27%, $100 million, matured on June 1, 2014 Peoples Gas $200 million (Series BBB), 4.21% Pricing Date: August 20, 2014 Funds Draw Down Date: November 3, 2014 Maturity Date: November 1, 2044 Use of Funds: Redeem $75 million 4.875% Series QQ and to fund capital expenditures Opportunities to call, reprice, or remarket existing long-term debt transactions are also evaluated Remarketed $50 million of long-term debt at Peoples Gas (Series VV, 2030 maturity interest rate reset at 3.90%) Equity No new equity for the next two years on a stand alone basis due to sale of Upper Peninsula Power Company and the retail energy marketing business Shares needed for stock investment, dividend reinvestment, and equity compensation plans to be purchased in open market Financing Summary

Company Update November 2014 31 $0 $100 $200 $300 2015 2016 2017 2018 2019 2020 Other NSG PGL WPS PEC TEG Millions Integrys Long-Term Debt Maturities NOTE: The $100 million of long-term debt for Integrys Energy Group shown previously for 2014 matured on June 1, 2014 and was replaced with short-term debt. 2016 maturities exclude approximately $270 million of Integrys Energy Group hybrid debt securities which convert in that year to a floating rate and are callable at par. Integrys Energy Group has the option to retire the hybrids and reissue securities of similar equity content or allow them to remain outstanding until final maturity in 2066. As Presented on August 7, 2014 Not Updated

Company Update November 2014 32 Integrys Energy Group Issuer credit rating Senior unsecured debt * Commercial paper Junior subordinated notes * ABBB+ A-2 BBB N/A A3 P-2 Baa1 Wisconsin Public Service Issuer credit rating First mortgage bonds Senior secured debt Preferred stock Commercial paper AN/ A A BBB A-2 A1 Aa2 Aa2 A3 P-1 Peoples Gas Issuer credit rating Senior secured debt Commercial paper AN/ A A-2 A2 Aa3 P-1 North Shore Gas Issuer credit rating AA2 Integrys Credit Ratings N/A = Not Applicable * Moody’s rating updated September 18, 2014

Company Update November 2014 33 In this presentation, we makes statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future results and conditions. Although we believe that these forward-looking statements and the underlying assumptions are reasonable, we cannot provide assurance that such statements will prove correct. Forward-looking statements involve a number of risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2013, as may be amended or supplemented in Part II, Item 1A of subsequently filed Quarterly Reports on Form 10-Q, and those identified below. The timing and resolution of rate cases and related negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting the regulated businesses; Federal and state legislative and regulatory changes, including deregulation and restructuring of the electric and natural gas utility industries, financial reform, health care reform, energy efficiency mandates, reliability standards, pipeline integrity and safety standards, and changes in tax and other laws and regulations to which we and our subsidiaries are subject; The possibility that the proposed merger with Wisconsin Energy Corporation does not close (including, but not limited to, due to the failure to satisfy the closing conditions), disruption from the proposed merger making it more difficult to maintain our business and operational relationships, and the risk that unexpected costs will be incurred during this process; The risk of terrorism or cyber security attacks, including the associated costs to protect assets and respond to such events; The risk of failure to maintain the security of personally identifiable information, including the associated costs to notify affected persons and to mitigate their information security concerns; Federal and state legislative and regulatory changes relating to the environment, including climate change and other environmental regulations impacting generation facilities and renewable energy standards; Costs and effects of litigation and administrative proceedings, settlements, investigations, and claims; The ability to retain market-based rate authority; The effects, extent, and timing of competition or additional regulation in the markets in which our subsidiaries operate; Changes in credit ratings and interest rates caused by volatility in the financial markets and actions of rating agencies and their impact on us and our subsidiaries' liquidity and financing efforts; The risk of financial loss, including increases in bad debt expense, associated with the inability of us and our subsidiaries’ counterparties, affiliates, and customers to meet their obligations; The effects of political developments, as well as changes in economic conditions and the related impact on customer energy use, customer growth, and the ability to adequately forecast energy use for our customers; The ability to use tax credit and loss carryforwards; The investment performance of employee benefit plan assets and related actuarial assumptions, which impact future funding requirements; The risk associated with the value of goodwill or other intangible assets and their possible impairment; The timely completion of capital projects within estimates, as well as the recovery of those costs through established mechanisms; Potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets (such as the proposed merger with Wisconsin Energy); The risks associated with changing commodity prices, particularly natural gas and electricity, and the available sources of fuel, natural gas, and purchased power, including their impact on margins, working capital, and liquidity requirements; Changes in technology, particularly with respect to new, developing, or alternative sources of generation; Unusual weather and other natural phenomena, including related economic, operational, and/or other ancillary effects of any such events; The impact of unplanned facility outages; The financial performance of American Transmission Company and its corresponding contribution to our earnings; The timing and outcome of any audits, disputes, and other proceedings related to taxes; The effectiveness of risk management strategies, the use of financial and derivative instruments, and the related recovery of these costs from customers in rates; The effect of accounting pronouncements issued periodically by standard-setting bodies; and Other factors discussed in reports we file with the United States Securities and Exchange Commission. Except to the extent required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Disclosure of Full Forward-Looking Statements

Company Update November 2014 34 Additional Information and Where to Find It Additional Information and Where to Find It proposed merger transaction involving Wisconsin Energy and Integrys Energy Group, Inc. (“Integrys”) will be submitted to the Wisconsin Energy has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy’s executive officers and The respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger transaction, -4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys have completed mailing the joint proxy statement/ prospectus to their respective shareholders and file other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC when they become available, because they will contain important information. Investors and security holders will be able to receive the te, http://www.sec.gov, from Wisconsin Energy at Corporate Secretary, 231 W. Michigan St. P.O. Box 1331 Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601. Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger transaction will be set forth in the joint proxy directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Company Update November 2014 35 Non-GAAP Financial Information We prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In addition, we disclose and discuss diluted earnings per share (EPS) adjusted and adjusted earnings (loss), which are non-GAAP measures. Management uses these measures in its internal performance reporting and for reports to the Board of Directors. We disclose these measures in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS adjusted and adjusted earnings (loss) are useful measures for providing investors with additional insight into our operating performance. These measures allow investors to better compare our financial results from period to period, as they eliminate the effects of certain items that are not comparable. This additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP. Tax impacts are calculated using the applicable combined federal and state statutory rate modified for any attributable permanent tax effect and/or tax credit. A reconciliation of non-GAAP information to GAAP information is included on the slide where the information appears.